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Exhibit 99.1

News Investor Contact: Chip Merritt 610-738-6376 cmerritt@cephalon.com
Media Contact: Robert W. Grupp 610-738-6402 rgrupp@cephalon.com

For Immediate Release

Cephalon Prices $800 Million Public Offering of
2 Percent Convertible Senior Subordinated Notes

Plans to Use Portion of Net Proceeds to Tender for Outstanding
2 1/2 percent Convertible Subordinated Notes Due 2006

        Frazer, PA—June 2, 2005—Cephalon, Inc. (Nasdaq: CEPH) announced today the pricing of its public offering of $800 million in aggregate principal amount of 2 percent convertible senior subordinated notes due 2015. The notes are convertible prior to maturity, subject to certain conditions, into cash and shares, if any, of the company's common stock at an initial conversion price of $46.70 per share of common stock (equivalent to a conversion rate of approximately 21.4133 shares per $1,000 principal amount of notes). The initial conversion price represents a 10 percent premium to the last reported bid price of Cephalon common stock on The Nasdaq National Market on June 1, 2005. As part of this transaction, the Company plans to purchase convertible note hedge instruments with respect to its common stock, which will have the impact of increasing the effective conversion price of the new notes from the company's perspective to $67.92 per share, a 60 percent premium to the last reported bid price. The notes will be subordinated to existing and future senior indebtedness and senior to existing and future subordinated indebtedness of Cephalon.

        Cephalon also granted the underwriters of the notes a 30-day option, solely to cover over-allotments, to purchase up to an additional aggregate $120 million principal amount of the notes.

        The offering is being made pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission.

        Following the closing of this offering, the company intends to commence a tender offer to purchase all of its outstanding 2 1/2 percent Convertible Subordinated Notes due December 2006 at a price of 97.5 percent of the principal amount thereof. The company will use a portion of the net proceeds of this offering to purchase the outstanding 2 1/2 percent Convertible Subordinated Notes due December 2006 pursuant to the tender offer and to purchase the convertible note hedge instruments described above. In connection with the note hedge transactions, an affiliate of one of the underwriters will take positions in Cephalon's common stock in secondary market transactions and/or enter into various derivative transactions at the pricing of the notes and possibly afterwards.

        Cephalon expects to use any remaining net proceeds from the offering to repay or repurchase certain other outstanding indebtedness or for working capital and other corporate purposes.

        The sole book-running manager is Deutsche Bank Securities Inc.

        When available, a copy of the prospectus supplement and accompanying prospectus relating to the offering may be obtained from Deutsche Bank at 60 Wall Street, 4th floor, New York, NY 10005 or from the SEC at www.sec.gov.

        This announcement is neither an offer to sell nor a solicitation to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

  Notice to Investors

        The tender offer for the Company's 2 1/2 percent Convertible Subordinated Notes due December 2006 will be made solely by and subject to the terms and conditions set forth in the offer to purchase and the related letter of transmittal, which will be included in a Tender Offer Statement on Schedule TO that will be filed by Cephalon with the SEC. The Tender Offer Statement (including the offer to purchase, the letter of transmittal and related documents) will contain important information which should be read carefully before any decision is made with respect to the tender offer. The offer to purchase and the related letter of transmittal will be delivered to holders of the 2 1/2 percent Convertible Subordinated Notes due December 2006. Cephalon's Tender Offer Statement will also be available for free from the SEC at www.sec.gov.

  Cephalon, Inc.

        Cephalon currently markets three proprietary products in the United States: PROVIGIL® (modafinil) [C-IV], GABITRIL® (tiagabine hydrochloride) and ACTIQ® (oral transmucosal fentanyl citrate) [C-II] and more than 20 products internationally.

* * *

        In addition to historical facts or statements of current condition, this press release may contain forward-looking statements. Forward-looking statements provide Cephalon's current expectations or forecasts of future events. These may include statements regarding anticipated scientific progress on its research programs, development of potential pharmaceutical products, interpretation of clinical results, prospects for regulatory approval, manufacturing development and capabilities, market prospects for its products, sales and earnings guidance, and other statements regarding matters that are not historical facts. You may identify some of these forward-looking statements by the use of words in the statements such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or other words and terms of similar meaning. Cephalon's performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties facing Cephalon such as those set forth in its reports on Form 8-K, 10-Q and 10-K filed with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. Furthermore, Cephalon does not intend to update publicly any forward-looking statement, except as required by law.

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  Exhibit 99.1
Cephalon Prices $800 Million Public Offering of 2 Percent Convertible Senior Subordinated Notes